

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 13, 2020

Jason Reid
President
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

> **Re: Fortitude Gold Corporation**
> **Registration Statement on Form S-1**
> **Filed October 19, 2020**
> **File No. 333-249533**

Dear Mr. Reid:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 19, 2020

Cover Page

1.   We note your disclosure on the cover page that you anticipate that your common stock "will trade on the OTC Market Group platform shortly after the Spin-Off." Please revise to disclose the principal United States market, if any, where the registrant, through the engagement of a registered broker-dealer, has actively sought and achieved quotation. See Item 501(b)(4) of Regulation S-K. In that regard, we note your disclosure on page 36 that you will attempt to have one or more brokers agree to serve as market-makers and quote your shares on the over-the-counter market maintained by the OTC Market Group, and that you have no present agreement, arrangement or understanding with any broker to serve as a market-maker for your common shares.

EX-99.2, page 1

2.   We note disclosures in the technical report at Exhibit 99.2 indicating that you are early adopting Items 1300 to 1305 of Regulation SK. For example, on pages 10 and 93, the report states that "WLMC has decided to adopt the new rules and will disclose mineral resources in this report," and on page 116, the report states that your mineral reserve estimates "were prepared according to the amendments being adopted by the SEC to modernize the property disclosure requirements for mining registrants...." However, the mineral property related disclosures in your filing and the technical report do not reflect all of the content required by the new rules.

For example, it appears that you have not adhered to the following guidance among the new rules in Regulation S-K.

- Item 1302(b)(4)(i) requires that you obtain and file written consents from the qualified persons who prepared the technical report;
- Item 1304(d)(1) requires disclosure of various details for each class of resources identified in the technical report;
- Item 1304(d)(2) requires disclosure of resources to be exclusive of reserves (footnote 5 to the tabulation on page 111 of your technical report indicates that your estimates include reserves);
- Item 1304(e) requires disclosure of a comparison of mineral resources and reserves as of the end of the most recent fiscal year with those of the preceding fiscal year, along with various details and explanations about changes in the estimates;
- Item 1304(f) requires disclosure of the material assumptions and criteria utilized in estimating your reserves and resources, along with references to the corresponding sections of the technical report summary;
- Item 1305 requires disclosure about the internal controls pertaining to mineral resource and reserve estimation.

In addition to the foregoing, please note that Item 601(b)(96) of Regulation S-K describes the content of the technical report summary required as an exhibit to comply with Item 1302(b)(2)(i) of the new rules. The guidance in Item 601(b)(96)(iii)(B)(11)(ii) requires estimates of resources in the technical report summary to be exclusive of reserves, similar to Item 1304(d)(2) as referenced above, while Item 601(b)(96)(iii)(B)(18) and (19) require that you include estimates of capital and operating costs, and details underlying the economic analyses performed in estimating reserves and resources, such as the key assumptions, parameters, and methods used to demonstrate economic viability.

Review and revise your filing and the technical report as necessary to comply with Items 1300 to 1305 of Regulation S-K.

3.   We note that Appendix A to the technical report at Exhibit 99.2 includes four Certificates of Qualified Persons, which identify various sections of the report for which they are

responsible. However, the qualified persons do not appear to be identified as fully responsible, either individually or collectively, for the information in sections 10, 13, 16, 17 and 18 of the technical report, which pertain to drilling, mineral processing and metallurgical testing, mining methods, recovery methods, and mine infrastructure.

Please refer to Items 1302(b)(6) and 1302(f) of Regulation S-K for guidance pertaining to the nature of material provided by a third-party specialist or by the company which a Qualified Person may rely upon, and how that information should be presented in the technical report.

Given the nature of the material in the sections referenced above, it appears that a Qualified Person should be identified as responsible for those sections to comply with Item 1302(b)(1)(i) of Regulation S-K. While we see that responsibility for some of this material is attributed to Mr. Irvine in Section 2.2 of the report, he is not identified as a Qualified Person in the technical report.

4.   We note the language in Section 2.4, indicating that while the information and technical documents listed in Section 25 of the technical report were assumed to be accurate and complete and were carefully reviewed, WLMC is not providing any guarantee, i.e. no assurance about its accuracy and completeness.

We also note that the materials listed in Section 25 include the 2018 technical report for the mine prepared by the same Qualified Persons who have prepared the current technical report. Please refer to Item 1302(b)(6)(ii) for guidance prohibiting a Qualified Person from disclaiming responsibility "for any information or documentation prepared by a third-party specialist upon which the qualified person has relied, or any part of the technical report summary based upon or related to that information and documentation." Please also refer to Item 1302(f)(2) of Regulation S-K for the requirement to provide a section for "Reliance on Information Provided by the Registrant" in the technical report.

Explain to us why you believe the language in Section 2.4 is consistent with the prohibition against disclaiming responsibility contained in Item 1302(b)(6)(ii) of Regulation S-K.

Prospectus Summary, page 2

5.   Please revise your Prospectus Summary section to provide a brief overview of the key aspects of the offering. See Item 503 of Regulation S-K.

Risk Factors
Risks Relating to Our Spin-Off, page 13

6.   We note your disclosure that you have have not requested and do not intend to request a ruling from the Internal Revenue Service or an opinion of tax counsel that the distribution will qualify as a tax-free spin-off under the U.S. tax laws. Please include this information in your risk factor disclosure on page 13 regarding the tax treatment of the spin-off.

Jason Reid
Fortitude Gold Corporation
November 13, 2020
Page 4

7.   Please provide risk factor disclosure regarding any material risks related to the separation
        agreement. For example, please discuss indemnification obligations of the registrant for
        tax matters and restricted actions described in Section 9.12 of the separation agreement, if
        material.

Our Business, page 20

8.   We note your disclosure on page 26 attributing responsibility for the preparation of your
        reserve estimates to two employees of Gold Resource Corporation, although four
        individuals are identified as qualified persons in Section 2.2 and Appendix A of the
        Technical Report at Exhibit 99.2.

        Please obtain and file as exhibits the written consents from each expert whose name is
        cited, and/or whose work is incorporated into your document, to comply with Item
        601(b)(23) of Regulation S-K. These consents should concur with the summary of the
        information being disclosed, and agree to being named as an expert in your registration
        statement.

Management, page 29

9.   We note your disclosure that Bill Conrad was appointed Chairman of the Board of the registrant, and that he also serves on the Board of Directors of Gold Resources Corporation. Please discuss any potential conflicts of interest, if material.

Executive Compensation, page 30

10.   Please describe any standard compensation arrangements for directors.

Relationship with Gold Resource Corporation After the Spin-Off, page 37

11.   Please revise to describe all material terms of the separation agreement. For example, please disclose the assets to be transferred to the registrant, the liabilities to be assumed by the registrant, indemnification obligations, and tax matters. In addition, please disclose the services to be provided under the management services agreement, and provisions related to the term and termination of the agreement.

Description of Securities, page 38

12.   We note your disclosure at page 38 with respect to your Shareholder Rights Agreement. Please revise your risk factor section to include a corresponding risk factor. In addition, revise your fee table to register the rights as a separate security, and file a legality opinion that addresses the legality of the rights. For guidance, refer to Section II.B.1.g of Staff Legal Bulletin 19.

13.   We note that your forum selection provision in your bylaws identifies the U.S. District Court for the District of Colorado as the exclusive forum for any shareholder claim against the Corporation, or any officer or director of the Corporation, including any derivative claim or claim purportedly filed on behalf of the Corporation. Please disclose such provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure and also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

14.   Please address how your exclusive forum provision applies to state law claims since the U.S. district court may not have jurisdiction. In addition, please revise to state that there is uncertainty as to whether a court would enforce such provision.

15.   We note that your bylaws include a fee-shifting provision in Article X. Please disclose
       the scope of such provision in your prospectus, including:

       •   the types of actions subject to fee-shifting, including whether the registrant intends to
            apply the provision to claims under the federal securities laws, including any claims
            relating to the current offering;
       •   the level of recovery required by the plaintiff to avoid payment; and
       •   who is subject to the provision and who would be allowed to recover.

       In addition, please include risk factor disclosure that the provision could discourage
       shareholder lawsuits that might otherwise benefit the company and its shareholders.

Financial Statements, page F-1

16.   We note your disclosure indicating that you have not included your financial statements in
       the filing because you have not had any operations or material transactions since
       inception, although we understand that GRC Nevada Inc. was transferred to you on
       August 18, 2020. Please provide audited financial statements of Fortitude Gold
       Corporation to comply with Rule 8-02 of Regulation S-X. Given your historic reporting
       for GRC Nevada Inc., and the updating requirements in Rule 8-08 of Regulation S-X, it
       appears that you would provide financial statements through September 30, 2020, which
       would reflect your consolidation of GRC Nevada Inc.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the
financial statements and related matters. For questions regarding engineering comments, you
may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with
any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Energy & Transportation

cc: William T. Hart